Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Accenture plc:

We consent to the incorporation by reference in the registration statements (No. 333-142989) on Form S-3 and (No. 333-65376) on Form S-8 of Accenture Ltd (the predecessor registrant of Accenture plc) of our report dated October 19, 2009, with respect to the Statements of Financial Condition of the Accenture Ltd 2001 Employee Share Purchase Plan as of August 31, 2009 and 2008, and the related Statements of Operations and Changes in Plan Equity for each of the years in the three-year period ended August 31, 2009, which report appears in the August 31, 2009 annual report on Form 10-K of Accenture plc.

/s/ KPMG LLP

Chicago, Illinois

October 19, 2009